

Mail Stop 3030

July 13, 2016

Via E-mail
Sidney D. Rosenblatt
Executive Vice President and Chief Financial Officer
Universal Display Corporation
375 Phillips Boulevard
Ewing, New Jersey 08618

> RE:   **Universal Display Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **File No. 001-12031**

Dear Mr. Rosenblatt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 29

1.   We note that you present non-GAAP measures for various financial statement line items, including cost of material sales, operating expenses, operating income, income before income taxes, net income and net income per basic and diluted common share.  Each non-GAAP measure should be accompanied by a separate reconciliation of the differences between the disclosed measure and the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.  Please refer to the guidance in Item 10(e)(1)(i)(B) of Regulation S-K  and revise future filings to include the required reconciliations.

2.      In addition, please revise your future filings to correctly and consistently label your non-GAAP measures.  For example, on page 29 you present the non-GAAP measures adjusted net income and adjusted net income per basic and diluted common share while on page 30 you present the same non-GAAP amounts labelled as net income and net income per common share. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

3.      We note that you disclose non-GAAP measures that adjust your cost of material sales, operating expenses, operating income, income before income taxes, net income and net income per common share information to remove the impact of an inventory write-down during 2015.  From your disclosures on page 36 we note that you had inventory write-downs in both 2015 and 2014 but you chose to remove the impact of the inventory write-down and related tax effect in the non-GAAP measures for 2015 only and did not include similar non-GAAP disclosures that reflected the impact of inventory write-downs in 2014.  Accordingly, your 2015 non-GAAP measures may be inconsistent with Rule 100(b) of Regulation G as well as Question 100.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review this guidance when preparing your future filings.

4.      Revise your future filings to provide a more robust discussion of the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors regarding your financial condition and results of operations.  Please refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618, or Jay Webb, Senior Accountant, at (202) 551-3603 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery